SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           WESTMORELAND COAL COMPANY
                                (NAME OF ISSUER)

                               DEPOSITORY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                   960878304
                                 (CUSIP NUMBER)

                              FRANK T. VICINO, JR.
          3312 NE 40TH STREET, FORT LAUDERDALE, FL 33308; 954-422-5710

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                  MAY 11, 2007

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

                               CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
ALLEN A. BLASE
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF,OO
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               750
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                              0
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                            750
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER


                             131,525
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     132,275
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     20.7%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     IN, OO
--------------------------------------------------------------------------------

                               CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
VICINO FAMILY HOLDINGS, INC.
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   FLORIDA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                              38,850
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                              0
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                           38,850
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     38,850
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     6.1%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

                             CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
VICINO FAMILY LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   FLORIDA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                              36,650
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                               0
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                              36,650
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     36,650
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     5.7%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

                             CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
ROSEMARY ANN VICINO REVOCABLE TRUST DTD 12/28/2001
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   OO
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                              2,100
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                               0
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                              2,100
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     2,100
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     0.3%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------

                             CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
FRANK VICINO SR
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               20,350
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                              0
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                              0
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                            20,350
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     20,350
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     3.2%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

                              CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
DEBORAH KLAMERUS
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF,OO
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               6,950
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                              40,200
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                              0
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                            47,150
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     47,150
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     7.4%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     IN, OO
--------------------------------------------------------------------------------

CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
DEBORAH KLAMERUS ttee U/A DTD 6/24/1998
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   OO
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                              1,350
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                               0
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                              1,350
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     1,350
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     0.2%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------

CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
FRANK T. VICINO JR.
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF,OO
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               35,700
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                              46,625
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                             0
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                             82,325
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     82,325
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     12.9%
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     IN, OO
--------------------------------------------------------------------------------

                              CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
DEBORAH DEE VICINO
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               18,450
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                              0
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                              0
                       ---------------------------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER
                              18,450
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     18,450
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     2.9 %
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

                              CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
F.T. VICINO JR ttee U/A DTD 9/26/1997
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   OO
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   FLORIDA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                              3,850
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                              0
                       ---------------------------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER
                              3,850
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     3,850
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     0.6 %
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------

                              CUSIP  NO 960878304
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
F.T. VICINO ttee U/A DTD 9/26/1997
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  /X/
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  / /
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   OO
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                  / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   FLORIDA
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               0
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                              3,925
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                              0
                       ---------------------------------------------------------
                      (10)  SHARED  DISPOSITIVE  POWER
                              3,925
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
     3,925
--------------------------------------------------------------------------------
(12) CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                 /
     EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     0.6 %
--------------------------------------------------------------------------------
(14) TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

DEPOSITORY SHARES EACH REPRESENTING 1/4 OF A SHARE OF SERIES "A" CONVERTIBLE EXCHANGEABLE PREFERRED STOCK ITEM.

WESTMORELAND COAL COMPANY
2 NORTH CASCADE AVE, 114TH FLOOR
COLORADO SPRINGS, CO 80902

ITEM  2.     IDENTITY  AND  BACKGROUND.

a)ALLEN A. BLASE
b)1073 SW 119TH AVE, DAVIE, FL 33325
c)ACCOUNT MANAGER FOR THE VICINO GROUP WHICH IS COMPRISED OF:
1. VICINO FAMILY HOLDINGS, INC.
2. VICINO FAMILY LIMITED PARTNERSHIP
3. ROSEMARY ANN VICINO REVOCABLE TRUST DTD 12/28/2001
4. FRANK VICINO SR.
5. FRANK T. VICINO, JR.
6. DEBORAH KLAMERUS
7. F.T. VICINO JR. ttee U/A DTD 9/26/1997
8. F.T. VICINO ttee U/A DTD 9/26/1997
9. DEBORAH DEE VICINO
11.DEBORAH KLAMERUS ttee U/A/ DTD 6/24/1998
12. ALLEN A. BLASE
d)NO CRIMINAL CONVICTIONS IN THE LAST FIVE YEARS (EXCEPT TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e) DURING THE LAST FIVE YEARS, ALLEN A. BLASE HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)USA

a)DEBORAH DEE VICINO
b)14 MINNETONKA RD, FORT LAUDERDALE, FL 33308
c)SUBSTITUTE TEACHER AT ST MARK'S SCHOOL
  1750 E Oakland Park Blvd
  Oakland Park, FL 33334
d)NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS(EXCEPT TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e) DURING THE LAST FIVE YEARS, DEBORAH DEE VICINO HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)USA

a)FRANK T. VICINO, JR.
b)3312 NE 40TH STREET, FORT LAUDERDALE, FL 33308
c) PRESIDENT OF F.VICINO & CO, INC.
  F.VICINO & CO, INC.
  CONSTRUCTION BUSINESS
  15 NE 2ND AVE
  FORT LAUDERDALE, FL 33441

d)NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS(EXCEPT TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e) DURING THE LAST FIVE YEARS, FRANK T. VICINO, JR. HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)USA

a)F.T. VICINO, ttee U/A DTD 9/26/1997
b)3312 NE 40TH STREET, FORT LAUDERDALE, FL 33308
c) THIS TRUST WAS CREATED FOR THE BENEFIT OF FRANK T. VICINO JR.S' MINOR CHILD
d) NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS(EXCEPT TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e)DURING THE LAST FIVE YEARS, F. T. VICINO ttee U/A DTD 9/26/1997 HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)FLORIDA

a)F. T. VICINO JR., ttee U/A DTD 9/26/1997
b)3312 NE 40TH STREET, FORT LAUDERDALE, FL 33308
c)THIS TRUST WAS CREATED FOR THE BENEFIT OF FRANK T. VICINO JR.S' MINOR CHILD
d) NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS(EXCEPT TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e) DURING THE LAST FIVE YEARS, F. T. VICINO JR. ttee U/A/ DTD 9/26/1997 HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)FLORIDA

a)DEBORAH KLAMERUS
b)15 NE 2ND AVE, DEERFIELD BEACH, FL 33441
c)SECRETARY FOR F.VICINO & CO, INC.
  F.VICINO & CO, INC.
  CONSTRUCTION BUSINESS
  15 NE 2ND AVE
  FORT LAUDERDALE, FL 33441
d) NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS(EXCEPT TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e) DURING THE LAST FIVE YEARS, DEBORAH KLAMERUS HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)USA

a)DEBORAH KLAMERUS ttee U/A DTD 6/24/1998
b)15 NE 2ND AVE, DEERFIELD BEACH, FL 33441
c)THIS TRUST WAS CREATED FOR THE BENEFIT OF DEBORAH KLAMERUS' MINOR CHILD
d) NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS (EXCEPT TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e) DURING THE LAST FIVE YEARS, DEBORAH KLAMERUS ttee U/A DTD 6/24/1998 HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)FLORIDA

a)FRANK VICINO SR.
b)3100 N OCEAN BLVD #1507, FORT LAUDERDALE, FL 33308
c)RETIRED
d)NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS (EXCLUDING TRAFFIC VIOLATIONS AND SIMILAR OFFENSES).
e) DURING THE LAST FIVE YEARS, FRANK VICINO SR. HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)USA

a)ROSEMARY ANN VICINO REVOCABLE TRUST DTD 12/28/2001
b)3100 N OCEAN BLVD #1507, FORT LAUDERDALE, FL 33308
c)THIS TRUST WAS CREATED FOR THE BENEFIT OF FRANK VICINO SR
d) NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS(EXCEPT TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e) DURING THE LAST FIVE YEARS, ROSEMARY ANN VICINO REVOCABLE TRUST DTD 12/28/2001 HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
f)FLORIDA

a)VICINO FAMILY LIMITED PARTNERSHIP
b)3312 NE 40TH STREET, FORT LAUDERDALE, FL 33308 the state or other place of its organization
c)THE PRINCIPAL BUSINESS OF VICINO FAMILY LIMITED PARTNERSHIP IS TO SERVE AS A PRIVATE INVESTMENT LIMITED PARTNERSHIP. VICINO FAMILY HOLDINGS, INC.IS THE GENERAL PARTNER OF VICINO FAMILY LIMITED PARTNERSHIP THEREFORE, PLEASE REFER TO THE INFORMATION BELOW FOR VICINO FAMILY HOLDINGS, INC. IN SATISFACTION OF INSTRUCTION C.
d)NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS(EXCLUDING TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e) DURING THE LAST FIVE YEARS, VICINO FAMILY LIMITED PARTNERSHIP HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

a)VICINO FAMILY HOLDINGS, INC.
b)3312 NE 40TH STREET, FORT LAUDERDALE, FL 33308 the state or other place of its organization
c)THE PRINCIPAL BUSINESS OF VICINO HOLDINGS, INC. IS TO BE THE GENERAL PARTNER OF THE VICINO FAMILY LIMITED PARTNERSHIP AND TO MANAGE ITS AFFAIRS. VICINO FAMILY HOLDINGS, INC. IS OWNED 50/50 BY FRANK T. VICINO JR. AND DEBORAH KLAMERUS. PLEASE REFER TO THE INFORMATION PROVIDED ABOVE FOR FRANK T. VICINO JR. AND DEBORAH KLAMERUS TO SATISFY INSTRUCTION C.
d)NO CRIMINAL CONVICTION IN THE LAST FIVE YEARS(EXCLUDING TRAFFIC VIOLATIONS AND SIMILAR OFFENSES)
e)DURING THE LAST FIVE YEARS, VICINO FAMILY HOLDINGS, INC. HAS NOT BEEN A PARTY TO A CIVIL PROCEEDINGS OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND, AS A RESULT OF SUCH PROCEEDING, WAS, OR IS SUBJECT TO, A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

FOR THE PURPOSE OF PURCHASING HIS PERSONAL SHARES, ALLEN A. BLASE USES PERSONAL FUNDS. IN MANAGING THE OTHER LISTED REPORTING PERSONS' ACCOUNTS, ALLEN A. BLASE USES SUCH REPORTING PERSONS' FUNDS IN PURCHASING THE SUBJECT SECURITIES AND IF ANY PART OF THE PURCHASE PRICE IS OR WILL BE REPRESENTED BY FUNDS OR OTHER CONSIDERATION BORROWED OR OTHERWISE OBTAINED FOR THE PURPOSE OF ACQUIRING, HOLDING, TRADING OR VOTING THE SECURITIES, A DESCRIPTION OF THE TRANSACTION AND THE NAMES OF THE PARTIES THERETO. THE SECURITIES WERE HELD IN MARGIN ACCOUNTS AT SMITH BARNEY ETC. AND DIFFERENT AMOUNT BORROWED FROM TIME TO TIME DEPENDING ON THE RATION OF EQUITY TO DEBT IN THE ACCOUNT IF THE SECURITIES WERE ACQUIRED OTHER THAN BY PURCHASE, DESCRIBE THE METHOD OF ACQUISITION.

ITEM  4.     PURPOSE  OF  TRANSACTION.
THE PURPOSE OF THE TRANSACTIONS IS THE ACCUMULATION OF WESTMORELAND COAL PREFERRED SHARES WITH THE EXPECTATION OF HIGH RETURN AND FOR INVESTMENT PURPOSES ONLY. THE REPORTING PERSONS HAVE NO PLANS OR PROPOSALS RELATING TO ANY OF THE ITEMS LISTED IN a THOUGH j.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

  1.  ALLEN A. BLASE
      a.  THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 132,275.
          PERCENTAGE: 20.7%. THE PERCENTAGE USED HEREIN AND IN THE REST OF
          ITEM 5 ARE CALCULATED BASED UPON 640,520 1/4 PREFERRED SHARES OF THE COMPANY ISSUED AND OUTSTANDING AS OF MARCH 31, 2007, AS DISCLOSED IN THE COMPANY'S QUATERLY REPORT ON FORM 10Q FILED WITH THE SEC.

      b.  SOLE POWER TO VOTE OR DIRECT VOTE: 750
          SHARED POWER TO VOTE OR DIRECT VOTE: 0
          SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 750
          SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 131,525.
          ALLEN A. BLASE HAS THE SHARED POWER TO DISPOSE OF:
          1.  2,200 SHARES OWNED BY THE VICINO FAMILY HOLDINGS, INC.;
          2.  36,650 SHARES OWNED BY THE VICINO FAMILY LIMITED PARTNERSHIP;
          3. 2,100 SHARES OWNED BY ROSEMARY ANN VICINO REVOCABLE TRUST DTD 12/28/2001
          4.  20,350 SHARES OWNED BY FRANK VICINO SR.;
          5.  6,950 SHARES OWNED BY DEBORAH KLAMERUS;
          6.  1,350 SHARES OWNED BY DEBORAH KLAMERUS ttee U/A DTD 6/24/1998;
          7.  3,850 SHARES OWNED BY F. T. VICINO JR ttee U/A DTD 9/26/1997;
          8.  3,925 SHARES OWNED BY F. T. VICINO ttee U/A DTD 9/26/1997;
          9.  35,700 SHARES OWNED BY FRANK T. VICINO JR. AND
          10.       18,450 SHARES OWNED BY DEBORAH DEE VICINO.
      c. ALL SHARES WERE PURCHASED THROUGH REGISTERED BROKER DEALERS ON THE OPEN MARKET

 PERSONS NAMED IN PARAGRAPH (a)    DATE OF TRANSACTION HOW TRANSACTION WAS
 EFFECTED  AMOUNT OF SECURITIES  PRICE PER SHARE

FRANK T VICINO JR                             02/16/07        BOT       1000   $   46.5000
FRANK T VICINO JR                             02/16/07        BOT       1400   $   46.0000
DEBORA DEE VICINO                             02/22/07        BOT       2200   $   47.0000
FRANK T VICINO SR                             02/22/07        BOT       2000   $   47.2500
FRANK T VICINO TTE U/A DTD 09/26/1997         02/23/07        BOT        100   $   48.0000
ALLEN A. BLASE                                03/09/07        BOT        100   $   46.0000
FRANK T VICINO JR                             03/09/07        BOT        200   $   47.0000
DEBORAH KLAMERUS                              03/09/07        BOT        200   $   46.0000
FRANK T VICINO JR TTE U/A DTD 09/26/1997      03/12/07        BOT        100   $   48.0000

FRANK T VICINO TTE U/A DTD 09/26/1997         03/12/07        BOT        100   $   48.0000
DEBORA DEE VICINO                             03/13/07        BOT        400   $   48.0000
DEBORAH KLAMERUS TTE U/A DTD 6/24/1998        03/15/07        BOT        200   $   47.5000
MS DEBORA DEE VICINO                          03/16/07        BOT        200   $   48.0000
ALLEN A. BLASE                                03/19/07        BOT        150   $   47.0000
FRANK T VICINO JR                             03/19/07        BOT        100   $   47.0000
FRANK T VICINO JR                             03/19/07        BOT        250   $   48.0000
FRANK T VICINO JR TTE U/A DTD 09/26/1997      03/27/07        BOT        400   $   48.0000
FRANK T VICINO JR                             03/27/07        BOT        500   $   48.0000
DEBORAH KLAMERUS TTE U/A DTD 06/24/1998       03/27/07        BOT        500   $   48.0000
DEBORAH KLAMERUS                              03/27/07        BOT        500   $   48.0000
DEBORAH KLAMERUS                              03/27/07        BOT        500   $   48.0000
DEBORAH KLAMERUS                              03/27/07        BOT        200   $   49.0000
FRANK T VICINO JR TTE U/A DTD 09/26/1997      03/28/07        BOT        400   $   48.0000
FRANK T VICINO TTE U/A DTD 09/26/1997         03/28/07        BOT        400   $   48.0000
FRANK T VICINO SR                             03/29/07        BOT        400   $   48.0000
ROSEMARY ANN VICINO REVOCABLE TRUST           04/12/07        BOT        100   $   48.0000
VICINO FAMILY HOLDINGS INC                    04/13/07        BOT       1200   $   49.5000
ROSEMARY ANN VICINO REVOCABLE TRUST           04/16/07        BOT       2000   $   49.5000
DEBORAH KLAMERUS                              04/24/07        BOT        150   $   47.2500
DEBORAH KLAMERUS TTE U/A DTD 06/24/1998       04/28/07        BOT        150   $   49.5000
DEBORA DEE VICINO                             05/03/07        BOT        500   $   51.0000
FRANK T VICINO JR                             05/04/07        BOT       1700   $   50.0000
DEBORAH KLAMERUS                              05/04/07        BOT        500   $   50.0000
VICINO FAMILY HOLDINGS INC                    05/10/07        BOT       1000   $   49.7500
FRANK T VICINO JR                             05/10/07        BOT       1000   $   49.7500
DEBORA DEE VICINO                             05/10/07        BOT        600   $   49.8800
VICINO FAMILY LIMITED PARTNERS                05/11/07        BOT       2000   $   50.0000
FRANK T VICINO JR                             05/11/07        BOT       2000   $   50.0000
FRANK T VICINO JR                             05/11/07        BOT       2000   $   50.0000
MS DEBORA DEE VICINO                          05/11/07        BOT       2000   $   50.0000
VICINO FAMILY LIMITED PARTNERS                05/11/07        BOT       1000   $   50.0000
VICINO FAMILY LIMITED PARTNERS                05/11/07        BOT       1000   $   50.0000
VICINO FAMILY LIMITED PARTNERS                05/11/07        BOT       1000   $   50.0000
VICINO FAMILY LIMITED PARTNERS                05/11/07        BOT       1000   $   50.0000
FRANK T VICINO JR TTE U/A DTD 09/26/1997      05/11/07        BOT       1000   $   50.0000
FRANK T VICINO TTE U/A DTD 09/26/1997         05/11/07        BOT       1000   $   50.0000

   d. - VICINO FAMILY HOLDINGS, INC. AS THE GENERAL PARTNER OF VICINO FAMILY LIMITED PARTNERSHIP, HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES OF VICINO FAMILY LIMITED PARTNERSHIP,.
      - FRANK T. VICINO JR. AND DEBORAH KLAMERUS ARE THE OWNERS AND OFFICERS OF VICINO FAMILY HOLDINGS, INC. AND IN THAT CAPACITY HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES.
      - ROSEMARY ANN VICINO HAS THE HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY THE TRUST AS TRUSTEE OF THE ROSEMARY ANN VICINO REVOCABLE TRUST DATED 12/28/2001.
      - DEBORAH KLAMERUS HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES, THE SHARES BENEFICIALLY OWNED BY THE TRUST AS TRUSTEE OF THE DEBORAH KLAMERUS ttee U/A DTD 6/24/1998 TRUST.
      - FRANK T. VICINO JR. HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY THE TRUST AS TRUSTEE OF THE F.T. VICINO JR. ttee U/A DTD 9/26/1997
      - FRANK T. VICINO JR. HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY THE TRUST AS TRUSTEE OF THE F.T. VICINO ttee U/A DTD 9/26/1997.

      - OTHER THAN IN HER PERSONAL SHARES, VICINO FAMILY HOLDINGS, INC. VICINO FAMILY LIMITED PARTNERSHIP AND FRANK T. VICINO JR. SHARE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY DEBORAH KLAMERUS.
      - OTHER THAN IN HIS PERSONAL SHARES, VICINO FAMILY HOLDINGS, INC. VICINO FAMILY LIMITED PARTNERSHIP, DEBORAH KLAMERUS, F.T. VICINO ttee U/A DTD 9/26/1997 AND F.T. VICINO JR ttee U/A DTD 9/26/1997 HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY DEBORAH KLAMERUS.

   e. N/A.

2. VICINO FAMILY HOLDINGS, INC.
   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 38,850.
      PERCENTAGE: 6.1%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 0
         a. SHARED POWER TO VOTE OR DIRECT VOTE: 38,850
         b. SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
         c. SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 38,850. VICINO FAMILY HOLDINGS, INC. HAS THE POWER TO DISPOSE OF :
                1. 2,200 SHARES OWNED BY VICINO FAMILY HOLDINGS AND
                2. 36,650 SHARES OWNED BY VICINO FAMILY LIMITED PARTNERS.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.
   d. VICINO FAMILY HOLDINGS, INC. AS THE GENERAL PARTNER OF VICINO FAMILY LIMITED PARTNERSHIP, HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES. FRANK T. VICINO JR. AND DEBORAH KLAMERUS ARE THE OWNERS AND OFFICERS OF VICINO FAMILY HOLDINGS, INC. AND IN THAT CAPACITY DIRECTS ITS OPERATIONS.THE VICINO FAMILY LIMITED PARTNERSHIP CAN ALSO DIRECT THE RECEIPT OF DIVIDENDS AND THE DISPOSITION OF THE PROCEEDS FROM THE SALE OF THE ABOVE SHARES TO THE EXTENT OF ITS OWN SHARES.

   e. N/A.

3. VICINO FAMILY LIMITED PARTNERSHIP

   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 36,650. PERCENTAGE:
      5.7%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 0
      SHARED POWER TO VOTE OR DIRECT VOTE: 36,650
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 36,650.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.

   d. VICINO FAMILY HOLDINGS, INC., THE GENERAL PARTNER OF VICINO FAMILY LIMITED PARTNERSHIP, HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY VICINO FAMILY LIMITED PARTNERSHIP. FRANK T. VICINO JR. AND DEBORAH KLAMERUS ARE THE OWNERS AND OFFICERS OF VICINO FAMILY HOLDINGS AND IN THAT CAPACITY DIRECTS ITS OPERATIONS.

   e. N/A.

   4. ROSEMARY ANN VICINO REVOCABLE TRUST DTD 12/28/2001
   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 2,100. PERCENTAGE:
      0.3%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 0
      SHARED POWER TO VOTE OR DIRECT VOTE: 2,100
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 2,100.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE

   d. ROSEMARY ANN VICINO HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY THE TRUST AS TRUSTEE OF THE ROSEMARY ANN VICINO REVOCABLE TRUST DTD 12/28/2001.

   e. N/A.

   5. FRANK VICINO SR.
   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 20,350.
      PERCENTAGE: 3.2%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 20,350
      SHARED POWER TO VOTE OR DIRECT VOTE: 0
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 20,350.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.

   d. N/A

   e. N/A.

   6. DEBORAH KLAMERUS
   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 47,150 PERCENTAGE:
      7.4%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 6,950
      SHARED POWER TO VOTE OR DIRECT VOTE: 40,200
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 47,150. DEBORAH KLAMERUS HAS THE POWER TO DISPOSE OF:
                1. 36,350 SHARES OWNED BY THE VICINO FAMILY LIMITED PARTNERSHIP
                2. 2,200 SHARES OWNED BY THE VICINO FAMILY HOLDINGS, INC. AND
                3. 1,350 SHARES OWNED BY THE DEBORAH KLAMERUS ttee U/A
                   DTD 6/24/1998.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.

   d. OTHER THAN IN HER PERSONAL SHARES, VICINO FAMILY HOLDINGS, INC. VICINO FAMILY LIMITED PARTNERSHIP AND FRANK T. VICINO JR. SHARE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY DEBORAH KLAMERUS.

   e. N/A.

   7. DEBORAH KLAMERUS ttee U/A DTD 6/24/1998
   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 1,350. PERCENTAGE:
      0.21%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 0
      SHARED POWER TO VOTE OR DIRECT VOTE: 1,350
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:1,350.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.

   d. DEBORAH KLAMERUS HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY THE TRUST AS TRUSTEE OF THE DEBORAH KLAMERUS ttee U/A DTD 6/24/1998 TRUST.

   e. N/A.

   8. F.T. VICINO JR. ttee U/A DTD 9/26/1997
   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 3,850. PERCENTAGE:
      0.6%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 0
      SHARED POWER TO VOTE OR DIRECT VOTE: 3,850
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 3,850.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.

   d. FRANK T. VICINO JR. HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY THE TRUST AS TRUSTEE OF THE F.T. VICINO JR. ttee U/A DTD 9/26/1997 TRUST.

   e. N/A.

   9. F.T. VICINO ttee U/A DTD 9/26/1997
   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 3,925. PERCENTAGE:
      0.6%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 0
      SHARED POWER TO VOTE OR DIRECT VOTE: 3,925
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 3,925.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.

   d. FRANK T. VICINO JR. HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY THE TRUST AS TRUSTEE OF THE F.T. VICINO ttee U/A DTD 9/26/1997 TRUST.

   e. N/A.

   10. FRANK T. VICINO JR

   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 82,325. PERCENTAGE:
      12.9%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 35,700
      SHARED POWER TO VOTE OR DIRECT VOTE: 47,625
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 82,325. FRANK T. VICINO JR HAS THE POWER TO DISPOSE OF:
             1. 36,350 SHARES OWNED BY THE VICINO FAMILY LIMITED PARTNERSHIP
             2. 2,200 SHARES OWNED BY THE VICINO FAMILY HOLDINGS, INC.
             3. 3,925 SHARES OWNED BY F.T. VICINO ttee U/A DTD 9/26/1997 AND
             4. 3,850 SHARES OWNED BY F.T. VICINO JR. ttee U/A DTD 9/26/1997.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.

   d. OTHER THAN IN HIS PERSONAL SHARES, VICINO FAMILY HOLDINGS, INC. VICINO FAMILY LIMITED PARTNERSHIP, DEBORAH KLAMERUS, F.T. VICINO ttee U/A DTD 9/26/1997 AND F.T. VICINO JR ttee U/A DTD 9/26/1997 HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES BENEFICIALLY OWNED BY FRANK T. VICINO JR.

   e. N/A.

   11. DEBORAH DEE VICINO
   a. THE AGGREGATE NUMBER OF SHARES BENEFICIALLY OWNED IS: 18,450. PERCENTAGE:
      2.9%.

   b. SOLE POWER TO VOTE OR DIRECT VOTE: 18,450
      SHARED POWER TO VOTE OR DIRECT VOTE: 0
      SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: 0
      SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION: 18,450.

   c. SEE SUBSECTION C. ABOVE UNDER ALLEN A. BLASE.

   d. N/A

   e. N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ON OR ABOUT DECEMBER 23, 1997, THE REPORTING PERSONS HEREIN ENTERED INTO AN AGREEMENT WHEREBY ALLEN A. BLASE WOULD MANAGE THEIR INVESTMENT ACCOUNT ON A NON EXCLUSIVE BASIS FOR THE PURPOSE OF ACCUMULATING AMONG OTHER THINGS WESTMORELAND COAL 1/4 PREFERRED STOCK .

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: March 17, 2009

                              REPORTING PERSONS:

                              /S/ ALLEN A. BLASE
                              ------------------------
                              Name: ALLEN A. BLASE
                              Title: SHAREHOLDER

                              /S/ FRANK VICINO SR
                              ----------------------------
                              Name: FRANK VICINO SR
                              Title: SHAREHOLDER

                              /S/ ROSEMARY ANN VICINO
                              ----------------------------
                              Name: ROSEMARY ANN VICINO
                              Title: SHAREHOLDER
                              ROSEMARY ANN VICINO,
                              AS TRUSTEE FOR THE ROSEMARY ANN VICINO
                              REVOCABLE TRUST DTD 12/28/2001

                              /S/ DEBORAH KLAMERUS
                              ----------------------------
                              Name: DEBORAH KLAMERUS
                              Title: SHAREHOLDER
                              DEBORAH KLAMERUS,INDIVIDUALLY AND AS TRUSTEE
                              FOR THE DEBORAH KLAMERUS ttee U/A DTD
                              06/24/1998

                              /s/ DEBORAH DEE VICINO
                              -----------------------------
                              Name: DEBORAH DEE VICINO
                              Title: SHAREHOLDER

                              /S/ FRANK T. VICINO JR
                              --------------------------
                              Name: FRANK T. VICINO JR
                              Title: SHAREHOLDER
                              FRANK T. VICINO, INDIVIDUALLY, AS PRESIDENT OF VICINO FAMILY HOLDINGS, INC., AS TRUSTEE FOR F.T. VICINO ttee U/A DTD 9/26/1997, AS TRUSTEE FOR F.T. VICINO JR. ttee U/A DTD 9/26/1997 AND ON BEHALF OF VICINO FAMILY HOLDINGS, INC., GENERAL PARTNER OF VICINO FAMILY LIMITED PARTNERSHIP.

                                   EXHIBIT 1

                     AGREEMENT TO FILING STATEMENT JOINTLY
                     -------------------------------------
THE UNDERSIGNED PARTIES HEREBY CERTIFY THAT THE FOREGOING IN FILED ON BEHALF OF EACH ONE OF THEM INDIVIDUALLY, PURSUANT TO 13d-1(k)(1)(iii).

                        By:
                             /S/ ALLEN A. BLASE
                             ------------------------
                             Name: ALLEN A. BLASE
                             Title: SHAREHOLDER

                             /S/ FRANK VICINO SR
                             ----------------------------
                             Name: FRANK VICINO SR
                             Title: SHAREHOLDER

                             /S/ ROSEMARY ANN VICINO
                             ----------------------------
                             Name: ROSEMARY ANN VICINO
                             Title: SHAREHOLDER
                             ROSEMARY ANN VICINO,
                             AS TRUSTEE FOR THE ROSEMARY ANN VICINO
                             REVOCABLE TRUST DTD 12/28/2001

                             /S/ DEBORAH KLAMERUS
                             ----------------------------
                             Name: DEBORAH KLAMERUS
                             Title: SHAREHOLDER
                             DEBORAH KLAMERUS,INDIVIDUALLY AND AS TRUSTEE
                             FOR THE DEBORAH KLAMERUS ttee U/A DTD
                             06/24/1998

                             /s/ DEBORAH DEE VICINO
                             -----------------------------
                             Name: DEBORAH DEE VICINO
                             Title: SHAREHOLDER

                             /S/ FRANK T. VICINO JR
                             --------------------------
                             Name: FRANK T. VICINO JR
                             Title: SHAREHOLDER
                             FRANK T. VICINO, INDIVIDUALLY, AS PRESIDENT OF VICINO FAMILY HOLDINGS, INC., AS TRUSTEE FOR F.T. VICINO ttee U/A DTD 9/26/1997, AS TRUSTEE FOR F.T. VICINO JR. ttee U/A DTD 9/26/1997 AND ON BEHALF OF VICINO FAMILY HOLDINGS, INC., GENERAL PARTNER OF VICINO FAMILY LIMITED PARTNERSHIP.